SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                             ________________________

                                   Schedule 13D

                       Under the Securities Exchange Act of 1934
                                 (Amendment No. 15)

                      The Franklin Holding Corporation (Delaware)
                                   (Name of Issuer)

                           Common Stock, $1.00 par value
                           (Title of Class of Securities)

                                    353539109
                                   (CUSIP Number)

                              Stephen L. Brown, Chairman
                 450 Park Avenue, New York, NY  10022 (212) 486-2323
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                    July 1, 1997
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of this Act (however, see the Notes).









                                 [Page 1 of 10]

13D
CUSIP No. 353539109
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Stephen L. Brown
                                                  ###-##-####
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   PF, 00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                224,233
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	25,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                224,233
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                25,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                249,233
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)           31.1%

_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                  IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 [page 2 of 10]

13D
CUSIP No. 353539109
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  S. L. Brown & Company, Inc.
                                                  23-2317691
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	25,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                25,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                249,233
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)           31.1%

_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                  CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 [page 3 of 10]

Item 1.

     The Schedule 13D filed Mar 22, 1986, as amended by Amendments 1 through 14 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of The Franklin Holding Corporation (Delaware) ("Franklin") originally filed on behalf of ETL Services, Inc., Stephen L. Brown, SLB II, L.P., Carl D. Glickman and the 1965 Michael Trust is hereby amended by this Amendment No. 15 to Schedule 13D as follows:

Item 2.     Identity and Background.

     Item 2 is hereby amended and restated as follows:

     (a) This statement is filed by : (i) Stephen L. Brown, with respect to the shares of Common Stock directly owned by Mr. Brown and the shares of Common Stock beneficially owned by him as Chairman of S.L. Brown & Company, Inc. ("S.L. Brown & Company"), in accordance with the Plan of Complete Liquidation and Dissolution of S.L. Brown & Company (the "Plan of Liquidation") and the Agreement and Irrevocable Proxy, dated as of July 1, 1997, and (ii) S.L. Brown & Company with respect to the shares of Common Stock directly owned by it.

     (b) The business address of Mr. Brown and S.L. Brown & Company is 450 Park Avenue, New York, New York 10022.

     (c) Mr. Brown is the Chairman of the Board of Directors of S.L. Brown & Company. S.L. Brown & Company has implemented the Plan of Liquidation, the event which prompts this filing.

     (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Brown is a United States citizen. S.L. Brown & Company is a corporation organized under the laws of the State of Delaware.











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
Item 4.    Purpose of the Transaction.

     Item 4 is hereby amended and restates in its entirety as follows:

     Pursuant to the Plan of Liquidation, S.L. Brown & Company initially distributed 225,000 of its 250,000 shares of Common Stock of Franklin on a pro rata basis to the shareholders of S.L. Brown & Company. The remaining 25,000 shares of Common Stock of Franklin will be distributed by S.L. Brown & Company to its shareholders as a final liquidation distribution on the date on which all remaining assets of S.L. Brown & Company are disposed of pursuant to the Plan of Liquidation.

     As of the date hereof, Stephen L. Brown will directly own 106,297 of the 801,198 outstanding shares of Franklin Common Stock. As Chairman of S.L. Brown & Company, Stephen L. Brown will beneficially own the 25,000 remaining shares yet to be distributed among the shareholders of S.L. Brown & Company. In addition, Stephen L. Brown was granted a proxy over 117,936 shares of Common Stock of Franklin distributed to the shareholders of S.L. Brown & Company pursuant to the Plan of Liquidation. The Form of Agreement and Irrevocable Proxy is attached hereto as Exhibit 2.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended to read in its entirety as follows:

     A.     Stephen L. Brown

            (a) Aggregate number of shares beneficially owned: 249,233
Percentage: 31.1% The percentages used herein are calculated based upon the 801,198 shares of Common Stock issued and outstanding as reflected in the Franklin's Proxy Statement dated May 10, 1996.
            (b) 1.  Sole power to vote or direct vote: 224,233
                2.  Shared power to vote or direct vote: 25,000
                3.  Sole power to dispose or direct the disposition: 224,233
                4.  Shared power to dispose or direct the disposition: 25,000
            (c) Mr. Brown did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d)  Not applicable.
             (e)  Not applicable.

     B.     S.L. Brown & Company, Inc.

            (a) Aggregate number of shares beneficially owned: 25,000
Percentage: 3.1%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 25,000
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition: 25,000
            (c) S.L. Brown & Company did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d)  Not applicable.
             (e)  Not applicable.


                                 [page 5 of 10]

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 and the Agreement and Irrevocable Proxy attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as
Exhibit 2 an Agreement and Irrevocable Proxy.



































                                 [Page 6 of 10]

                                     EXHIBIT 1


                              JOINT ACQUISITION STATEMENT
                               PURSUANT TO RULE 13D-1(f)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or its contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or its knows or has reason to believe that such information is inaccurate.


	July 21, 1997


                                          /s/ STEPHEN L. BROWN
                                          Stephen L. Brown, individually,
                                          and as Chairman of the Board of
                                          S.L. Brown & Company, Inc.




























                                 [Page 7 of 10]

                                 EXHIBIT 2

                      FORM OF AGREEMENT AND IRREVOCABLE PROXY

     AGREEMENT AND IRREVOCABLE PROXY, dated as of July 1, 1997, among the undersigned holder of the number of shares of common stock (the "Common Stock") of THE FRANKLIN HOLDING CORPORATION (Delaware), a Delaware corporation (the "Corporation"), set forth opposite such holder's name on the signature page hereto (the "Stockholder"), and STEPHEN L. BROWN.

     This Agreement is being entered into as consideration for, and as an inducement to, Mr. Brown providing the Stockholder with the opportunity to acquire direct ownership of the Shares (as defined below). Accordingly, in consideration for the premises and the agreements set forth herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereby agree as follows:

     1. Irrevocable Proxy. (a) The Stockholder hereby grants STEPHEN L. BROWN an irrevocable proxy with respect to (i) the shares of Common Stock now owned beneficially or of record by the Stockholder, or standing in the Stockholder's name, the number of which shares are set forth opposite such Stockholder's name on the signature page hereto and (ii) the shares of Common Stock hereafter acquired or standing in the Stockholder's name (the shares referred to in clauses (i) and (ii) collectively being referred to herein as the "Shares"), and hereby authorizes and empowers Mr. Brown to vote, and to execute consents with respect to, all Shares, for any purpose, whether ordinary or extraordinary, including all matters as to which a vote or consent of stockholders may be required by the Delaware General Corporation Law or otherwise. The term "Proxy Holder" as used herein shall mean Mr. Brown. Without limiting the generality of the foregoing, the Proxy Holder may vote such Shares for or in ratification of, or against, any amendment of the Certificate of Incorporation or the By-laws, a recapitalization, reorganization, increase or reduction of capital or shares, merger, consolidation, partial or total liquidation, dissolution or any sale or mortgage of assets, in whole or in part, of the Corporation. The Stockholder shall be bound by any such vote as if made by him directly and shall have no right to demand an appraisal of his stock in any circumstance or to object to any such transaction, all of which rights are hereby waived. The Stockholder hereby revokes all prior proxies appointed by the undersigned at any time with respect to the Shares. The proxy granted herein shall become effective upon the receipt of the Shares by the Stockholder.













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

     (b)     THIS PROXY IS AN IRREVOCABLE PROXY COUPLED WITH AN INTEREST.
This proxy is coupled with an interest in the Shares and is irrevocable, shall not be terminated by any act of the Stockholder or by operation of law, by death, disability or incompetence of the Stockholder, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding on all beneficiaries, heirs at law, legatees, distributees, successors, assigns and legal representatives of the Stockholder. If after granting this irrevocable proxy the Stockholder shall die or become incapacitated, cease to have appropriate power or authority, or if any other such event or events shall occur, the Proxy Holder is nevertheless authorized to vote the Shares as if such death, incapacity, lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.
     (c) Any sale, disposition, assignment, pledge, hypothecation, encumbrance or other transfer of any interest in the Shares shall in all events be subject to this irrevocable proxy.

     (d) The irrevocable proxy granted herein shall expire on the earlier to occur of (i) June 30, 1998, (ii) the death of Mr. Brown or (iii) the termination of the proxy by the Proxy Holder.

     (e) The failure to realize profits or the incurrence of losses during the term of the irrevocable proxy granted herein shall not give rise to any liability on the part of the Proxy Holder.

     2. Legend. Each certificate evidencing the Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:
           "THE SECURITIES REPRESENTED BY THIS CERTIFICATE
            ARE SUBJECT TO AN AGREEMENT
            AND IRREVOCABLE PROXY."

The legend set forth above shall be removed from the certificates upon termination of this Agreement pursuant to Section l(d) above.

     3. Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

     4. Counterparts. This Agreement may be executed by the parties hereto in one or more counterparts which together shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

                                    STEPHEN L. BROWN

                                    STOCKHOLDER

                                                   (_______ shares)

                                 [Page 9 of 10]

                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

DATED:  July 21, 1997                     /s/ STEPHEN L. BROWN
                                          Stephen L. Brown, individually,
                                          and as Chairman of the Board of
                                          S.L. Brown & Company, Inc.












































                                 [Page 10 of 10]